Table of Contents

Exhibit 8.1

We conduct our cable television and related activities through a group of companies that we have acquired and developed over the past decade. Set forth in the table below is a list of our direct and indirect subsidiaries, as of December 31, 2010:

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Direct Interest	Total Interest
		(percent)	(percent)
Consolidated entities

Net Brasília Ltda.	Brazil	-	100.00
Net Rio Ltda.	Brazil	100.00	100.00
Net São Paulo Ltda.	Brazil	100.00	100.00
Reyc Comércio e Participações Ltda.	Brazil	100.00	100.00
614 TVH Vale Ltda.	Brazil	100.00	100.00
Jacareí Cabo S.A.*	Brazil	100.00	100.00
614 Serviços de Internet Maceió Ltda.	Brazil	100.00	100.00
614 Seviços de Internet João Pessoa Ltda.	Brazil	100.00	100.00

*Pending approval from Anatel.